[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]



VIA EDGAR
---------


May 21, 2007


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance

Re:  Teva Pharmaceutical Industries Limited
     Form 20-F for the Fiscal Year Ended December 31, 2006
     File No. 000-16174
     ------------------

Dear Mr. Rosenberg:

     On behalf of Teva Pharmaceutical Industries Limited ("Teva" or the "Company"), set forth below is Teva's response to the comment of the staff (the "Staff") of the Securities and Exchange Commission ("SEC") contained in your letter dated April 23, 2007 to Dan S. Suesskind, Teva's Chief Financial Officer. For your convenience, we have set forth below the Staff's comment in italics, followed by Teva's response thereto.

Form 20-F -- December 31, 2006
------------------------------

Consolidated Financial Statements, page F-1
-------------------------------------------

Notes To Consolidated Financial Statements, page F-10
-----------------------------------------------------

Note 4 - Goodwill and Intangible Assets, page F-23
--------------------------------------------------

b. Intangible assets, page F-24
-------------------------------


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Securities and Exchange Commission
May 21, 2007
Page 2


1. Please provide us in disclosure type format a discussion of the significant products acquired that resulted in your product rights intangible assets. Include the amount allocated to each major product or product class of this intangible. Also provide us proposed revisions to your management's discussion and analysis that quantifies the impact that these various products acquired had on your current period results such as revenues.

Intangible assets (mainly products rights) as of December 31, 2006 amounted to $2.35 billion, at original amount (before amortization), virtually all of which were acquired as part of the two most recent acquisitions made by Teva. As part of Teva's acquisition of Ivax Corporation in 2006, Teva acquired two products with carrying values in excess of 5% of such amount, with one product amounting to approximately $240 million and a second product amounting to approximately $130 million. As part of the acquisition of Sicor Inc. in 2004, Teva acquired only one product with a carrying value in excess of 5% of the above amount, amounting to approximately $140 million. The remaining items in the acquisitions comprised a large number of products and therapeutic categories, dispersed over several geographic areas, each individually valued at less than 5% of the original amount of product rights.

We do not believe any additional disclosure to note 4b of our consolidated financial statements regarding significant products acquired is warranted, as none of these products were sufficiently material to warrant separate disclosure. We note that none of these products comprised more than 2% of Teva's total assets as of December 31, 2006. However, in light of the Staff's comment, we propose to include the above disclosure regarding products in excess of 5% of the total products rights acquired in connection with the Ivax acquisition (the second sentence in the above paragraph) in our discussion of the Ivax acquisition in note 2a of our financial statements commencing with our Annual Report on Form 20-F for the year ending December 31, 2007. (The above information regarding the one 5% product acquired in the Sicor acquisition in 2004 would not be included in the 2007 financial statements, as no longer relevant to the periods covered by such financial statements.)

We do not propose to add any separate disclosure to our Operating and Financial Review and Prospects regarding the impact of these products, as even the most significant product represented less than 2% of our net sales in 2006, a percentage we expect will further decrease with respect to 2007 due to higher expected 2007 total sales.

                                  * * * * * *


In submitting this response to the Staff's comment, on behalf of Teva, we acknowledge that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and


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Securities and Exchange Commission
May 21, 2007
Page 3


          o the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592 or Peter Jakes of this office at (212) 728-8230.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman



cc:   James Peklenk (SEC)
      Jim Atkinson (SEC)
      Dan S. Suesskind (Teva)
      Uzi Karniel (Teva)
      Peter H. Jakes (Willkie Farr)